(212) 756-2053	alon.harnoy@srz.com

October 15, 2007

VIA EDGAR

H. Christopher Owings, Esq.
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Re:	Whitehall Jewelers Holdings, Inc. (formerly known as BTHC VII, Inc.) Amendment No. 1 to Registration Statement on Form S-1 (the "Registration Statement") File No. 333-145863

Dear Mr. Owings:

     On behalf of Whitehall Jewelers Holdings, Inc. (the “Registrant”), we have filed simultaneously by EDGAR Amendment No. 1 to the above-referenced Registration Statement (“Amendment No. 1”), which amendment addresses comments contained in the Comment Letter (as defined below).

     This letter is in response to the comments of the Staff set forth in its letter dated September 27, 2007, concerning the above-referenced Registration Statement (the “Comment Letter”). For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our response to the corresponding comment. Capitalized terms used herein and not otherwise defined herein have the meanings set forth in Amendment No. 1.

H. Christopher Owings, Esq. Securities and Exchange Commission October 15, 2007 Page 2

Prospectus

General

1.	Given proposed sales by your controlling shareholders, who received their securities as part of the company’s formation transaction, and the size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Please refer to Telephone Interpretation 29 of the Rule 415 Telephone Interpretations (July 1997). We may have further comment.

     The size of the offering has been reduced in Amendment No. 1 such that this offering includes only shares of the Registrant's common stock issued pursuant to the July 27, 2007 private placement transaction (the "2007 Equity Transactions") and does not include securities issued pursuant to the 2006 tender offer and merger, whereby Prentice Capital Management, LP ("Prentice") and Holtzman Opportunity Fund, L.P. ("Holtzman") indirectly acquired Whitehall.

     The Registrant believes that this offering is a "true" secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) and Rule 415(a)(1)(iii) of the Securities Act of 1933, as amended (the "Securities Act"). The limited circumstances under which the Staff has taken the position that an offering styled as a secondary offering is really a primary offering made on behalf of the issuer entail situations in which the selling stockholders were acting as a conduit for the issuer. Relevant factors include (i) the length of time the selling stockholders have held their shares, (ii) the circumstances under which the selling stockholders received their shares, (iii) the selling stockholders' relationship to the issuer, (iv) the amount of shares involved, and (v) whether the selling stockholders are in the business of underwriting securities.

     We do not believe that the facts and circumstances involved in this offering bear any resemblance to those outlined above. The following is a summary of the facts and circumstances surrounding the offering of the shares by each selling stockholder covered by the Form S-1, as well as the basis for the Registrant's determination that each selling stockholder is not acting as a conduit for the Registrant.

     The Registrant understands that, in PIPE transactions, the Staff has taken the position that if a registrant attempts to register more than one-third of the public float of a registrant's securities held by non-affiliates of such registrant, the Staff may presume that the resale offering is a primary offering on behalf of the registrant instead of a secondary offering by the selling stockholders. As a result of the screening test, selling stockholders may be deemed to be “underwriters,” as such term is defined in Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), unless circumstances surrounding the offering (as outlined in Telephone Interpretation 29) warrant the opposite conclusion. However, the Staff, in the past, has been more lenient in reverse merger transactions, as is the case in the 2007 Equity Transactions, especially when, as is the case here, no other indicia of a primary underwriting or of any investor acting as an underwriter exist.

General

     All of the proceeds of the offering will be retained by the selling stockholders. In addition, although the number of shares proposed to be registered is large, it is important to consider the reverse merger as part of this transaction and to look at the separate circumstances surrounding the sale by entities associated with Prentice, BTG Investments LLC ("BTG"), Millennium Partners, L.P. ("Millennium") and the other selling stockholders.

H. Christopher Owings, Esq. Securities and Exchange Commission October 15, 2007 Page 3

Prentice

     Entities associated with Prentice seek to register the offer and sale of an aggregate of 10,702,412 shares of the common stock pursuant to the Form S-1, including shares of common stock issuable upon the exercise of warrants issued pursuant to the 2007 Equity Transactions (the "Warrant Shares"). Prentice purchased such shares at a price of $3.42 per share in the 2007 Equity Transactions on July 27, 2007 (the "Closing Date"). As background, in 2006, Prentice and Holtzman indirectly acquired Whitehall by means of a tender offer, in February 2006 and a merger transaction, in June 2006, by which Prentice became the controlling shareholder of the Registrant's common stock. However, in this registration statement, both Prentice and Holtzman agreed not to register any securities acquired prior to the 2007 Equity Transactions. Therefore, the only shares to be registered in this offering by affiliates of Prentice were purchased in the 2007 Equity Transactions, on the same terms as the other investors. The shares of common stock being registered by Prentice in this offering represent a new investment, whereby Prentice bears the economic and investment risks of such holdings, and accordingly, Prentice received the same registration rights as the other stockholders.

     Prentice is not in the business of underwriting securities and Prentice represented in the Securities Purchase Agreement, dated as of July 27, 2007, by which the selling stockholders purchased the shares of common stock being registered, (the "Securities Purchase Agreement") that it did not purchase its shares of common stock with a "view to, or for distributing" of such shares and that it does not have any agreements or understandings, directly or indirectly, with any person to distribute its shares of common stock as of the Closing Date. In fact, Prentice has a history of buying and holding large, concentrated positions in public companies such as Russ Berrie and Company, Inc., Ascendia Brands, Inc., Gaiam, Inc. and Bluefly, Inc.

BTG Investments LLC

     BTG, an affiliate of Roth Capital Partners, LLC, the Registrant's placement agent in the 2007 Equity Transactions seeks to register the offer and sale of 217,500 shares of common stock, including Warrant Shares. BTG acquired such shares in connection with the 2007 Equity Transactions. BTG is not currently engaged by the Registrant to perform any services on its behalf. BTG's shares are being registered pursuant to registration rights granted to the investors in the 2007 Equity Transactions. BTG represented in the Securities Purchase Agreement that it did not purchase its shares of common stock with a "view to, or for distributing" of such shares and that it does not have any agreements or understandings, directly or indirectly, with any person to distribute its shares of common stock as of the Closing Date. No other agreement or understanding exists between the Registrant and BTG with respect to the registration of its shares. Given the nature of BTG's relationship with the Registrant and the small number of shares being offered by BTG, the Registrant believes that, although BTG is an affiliate of Roth Capital Partners, LLC, which is in the business of underwriting securities, BTG is not acting as a conduit for the Registrant with respect to this offering.

Millennium Partners, L.P.

     Millennium, seeks to register 6,578,948 shares of common stock, including Warrant Shares. We note that although Millennium beneficially owns over 10% of the Registrant's common stock, the Registrant does not believe Millennium is an affiliate of the Registrant

H. Christopher Owings, Esq. Securities and Exchange Commission October 15, 2007 Page 4

because Millennium has no other relationship or indicia of control with respect to the Registrant, it has no control over management of the Registrant and does not have any seats on the Registrant's Board of Directors. Also, entities associated with Prentice and Holtzman each own more shares of common stock than Millennium. Millennium acquired the shares being registered in the Registration Statement in connection with the 2007 Equity Transactions and the Registrant is required to register those shares pursuant to registration rights granted to the investors in the 2007 Equity Transactions. Millennium represented in the Securities Purchase Agreement that it did not purchase its shares of common stock with a "view to, or for distributing" of such shares and that it does not have any agreements or understandings, directly or indirectly, with any person to distribute its shares of common stock as of the Closing Date. No other agreement or understanding exists between the Registrant and Millennium with respect to the registration of its shares. Given the nature of Millennium's relationship with the Registrant, the Registrant believes that Millennium is not acting as a conduit for the Registrant with respect to this offering.

Other Selling Stockholders

     The other selling stockholders, (collectively, the "Other Selling Stockholders") and the number of shares they are registering pursuant to the Form S-1, including Warrant Shares, are set forth in the following table:

Selling Stockholder	Number of Shares (including
Warrant Shares)
EGATNIV, LLC	45,000
Cranshire Capital, L.P.	109,650
Stark Global Opportunities Master	175,440
Fund Ltd.
Stark Master Fund Ltd.	2,017,542
Vision Opportunity Master Fund, Ltd.	877,192
Capital Ventures International	219,297
Hudson Bay Fund LP	47,150
Hudson Bay Overseas Fund LTD	62,501
Galleon Captain’s Partners, L.P.	180,702
Galleon Captain’s Offshore, Ltd.	696,492

     Each of the Other Selling Stockholders acquired such shares in the 2007 Equity Transactions. Such shares are being registered pursuant to registration rights granted to the Other Selling Stockholders in connection with the 2007 Equity Transactions. Each of the Other Selling Stockholders represented in the Securities Purchase Agreement that it did not purchase its shares of common stock with a "view to, or for distributing" of such shares and that it does not have any agreements or understandings, directly or indirectly, with any person to distribute its shares of common stock as of the Closing Date. No other agreements or understanding exists between the Registrant and any of the Other Selling Stockholders with respect to the registration of its shares. Given the nature of the Other Selling Stockholders relationship with the Registrant, the small number of shares being offered by each of the Other Selling Stockholders and the fact that none of the Other Selling Stockholders is in the business of underwriting securities, the Registrant believes that none of the Other Selling Stockholders is acting as a conduit for the issuer with respect to this offering.

H. Christopher Owings, Esq. Securities and Exchange Commission October 15, 2007 Page 5

2.	Please revise to update for the change of name, increase in authorized shares, expiration of the non-prosecution agreement, and other developments. We note, for example, the statement on page three that you “will amend” your articles of incorporation.

Please see the revised disclosure on pages 1, 52 and 88 of Amendment No. 1 with respect to the items that we have amended in our articles of incorporation. The disclosure with respect to the change of name of the company can be found on pages 1 and 52 of Amendment No. 1 and disclosure with respect to number of company authorized shares can be found on pages 52 and 88. The non-prosecution agreement that we entered into on September 28, 2004 with the United States Attorney’s Office for the Eastern District of New York expired on September 27, 2007. Therefore, we have removed the disclosure language that was previously on page 10 of the statement.

Cover Page

3.	Please revise to disclose the market for your securities. See Item 501(b)(4) of Regulation S-K.

The revision by the Staff has been made. Please see the prospectus cover page of Amendment No. 1.

Summary, page 1

4.	Please revise to avoid the use of defined terms, such as “PWJ Funding,” “PWJ Lending,” “PWJ Entities,” “NYSE,” “WJ Holding,” “Acquisition Corp.”, “Ballantrae,” “Common Stock,” “Advisory Agreement,” “Reorganization Plan,” “Purchasers,” “Warrants,” “Registration Statement,” “Shares,” “Prentice Holtzman Shares,” “Securities Act,” and “Exchange Act.” Please revise the summary and risk factors to present information in a clear, concise, and understandable fashion without unnecessary use of defined terms. Similarly, please revise these sections to avoid embedded lists, such as on pages three, 13, 14, and 15. See Rule 421 of Regulation C.

H. Christopher Owings, Esq.
Securities and Exchange Commission
October 15, 2007

The revisions requested by the Staff have been made. Please see revisions throughout Amendment No. 1 with respect to defined terms and removal of embedded lists.

5.	Please revise the introduction to briefly summarize the principal parties, including Prentice, Holtzman, Whitehall, and the shell company. And clarify, if true, that Prentice and Holtzman became controlling shareholders of Whitehall in February 2006, oversaw Whitehall’s delisting from the NYSE and deregistration in June 2006, and merged with a public shell company in July 2007.

The revisions and clarifications requested by the Staff have been made. Please see the Prospectus Summary, beginning on page 1 of Amendment No. 1.

6.	In this regard, your revised disclosure throughout the document should clearly identify the parties and explain the substance of the underlying entities, transactions and control persons. For example, the references in the fourth paragraph on page 79 to “our Common Stock” and “shares of Whitehall common stock” are confusing because you do not explain the difference between you and Whitehall.

The revisions requested by the Staff have been made. Please see revisions throughout Amendment No. 1.

7.	Please disclose whether sales of common stock under the registration statement may result in a change of control.

The disclosure requested by the Staff has been added. Please see page 3 of Amendment No. 1.

Risk Factors, page 8

We depend on our major suppliers..., page 10

8.	Please revise to address your dependence on consignment sales and your dependence on favorable payment terms from suppliers in separate risk factors.

The revisions requested by the Staff have been made. Please see the revised disclosure on pages 9 and 10 of Amendment No. 1.

We may be required..., page 13

9.	Please revise to identify the “certain holiday merchandise” and “certain additional events of default.”

H. Christopher Owings, Esq.
Securities and Exchange Commission
October 15, 2007

The revisions requested by the Staff have been made. Please see the Risk Factor entitled "We may be required to pay the remaining balance of our trade debt in the aggregate amount of approximately $22.3 million in the event that we default on obligations under a Note Extension Agreement" on page 10 of Amendment No. 1.

Forward-Looking Statements, page 17

10.	Your registration statement appears to relate to a penny stock, which is ineligible to rely on Section 27A of the Securities Act and Section 21E of the Exchange Act. Please delete references to these sections, or advise.

The revisions requested by the Staff have been made. Please see the revised disclosure on page 16 of Amendment No. 1.

Selected Financial Information, page 20

11.	Please revise the numbering of your footnotes to coincide with the actual references in the table.

The revision requested by the Staff has been made. Please see "Selected Financial Information" on pages 20 and 21 of Amendment No. 1.

Management’s Discussion and Analysis, page 22

12.	Please revise “Overview” to briefly address your leveraged debt position and your consignment sales and private label and non-private label credit card sales, which appear to constitute a significant majority of your sales. Your revised disclosure should address the most important matters on which your executives focus in evaluating financial condition and operating performance and provide the context for the discussion and analysis of the financial statements. See Section III of Release No. 33-8350.

The Registrant has reviewed Section III of Release No. 33-8350 and the revisions requested by the Staff have been made. Please see page 22 and 23 of Amendment No. 1.

13.	Please revise “Recent Developments” on page 22 to clarify when you negotiated the non-binding letter of intent, and what the potential acquisition related to.

H. Christopher Owings, Esq.
Securities and Exchange Commission
October 15, 2007

After consideration, the Registrant has deleted the reference to the non-binding letter of intent, since such non-binding letter of intent was terminated.

14.	Please revise “Recent Developments” to provide a brief summary of the Prentice and Holtzman purchase of Whitehall, a public company, in 2006, the subsequent delisting and deregistration of that company, and the merger into a public shell company that has been renamed Whitehall. Disclose the approximate aggregate price that Prentice and Holtzman paid for Whitehall in the 2006 tender offer and merger.

The revisions requested by the Staff have been made. Please see pages 23 and 24 of Amendment No. 1.

Predecessor and Successor, page 24

15.	We note that presentation of your combined results of operations for the most recent fiscal year is not appropriate below the level of gross margin because of the change in basis and resulting changes to your balance sheet. Revise your table and discussion accordingly. Conversely, you may present the pro forma results of operations for the most recent period and discuss changes in results from the prior period to the most recent period.

The revisions requested by the Staff have been made. Please see Management's Discussion and Analysis of Financial Condition and Results of Operations beginning on page 22 of Amendment No. 1.

The results of operations have been modified to include pro-forma financial information as if the 2006 merger had occurred at the beginning of the three and six months ended July 31, 2006, and the fiscal year ended January 31, 2007. These pro-forma adjustments reflect the 2006 merger transaction as if it had consummated on February 1, 2006. Management's Discussion and Analysis of Financial Condition and Results of Operations have also been modified to 1) compare the current three and six months results for the period ended August 4, 2007 to the pro-forma results for the same periods ended July 31, 2006, and 2) compare the pro-forma fiscal year 2006 (year ended January 31, 2007) results to the fiscal year 2005 (year ended January 31, 2006) results.

16.	Please tell us why you have included the impairment of store related long lived assets as a reduction of gross margin. In this regard, ensure that your policies with respect to costs capitalized to inventory (e.g. in bound freight, purchasing and internal warehousing) are presented in the notes to your financial statements.

H. Christopher Owings, Esq.
Securities and Exchange Commission
October 15, 2007

Historically, the Registrant has included store depreciation and occupancy costs in cost of sales similar to other retailers and continues to do so. Accordingly, since cost of sales includes the depreciation charge related to store fixed assets, the Registrant also classified the impairment charge related to those assets as cost of sales as well. The Registrant has updated the notes to its fiscal year-end 2006 financial statements, see page F-11 and F-49 of Amendment No. 1, to include its policies on in-bound freight, central purchasing and internal warehouse costs.

Liquidity and Capital Resources, page 32

17.	Please describe how cash flows from discontinued operations are reflected in the cash flows statements, and, if material, quantify those cash flows. In addition, when discontinued operations are reflected in the current fiscal year, describe how you expect the absence of cash flows, or absence of negative cash flows, related to the discontinued operations to impact the company’s future liquidity and capital resources.

The Registrant has revised the disclosure on pages 38 and 39 to include a description of how the cash flows from discontinued operations are reflected in the cash flows statements and quantify these cash flows. In addition, the Registrant's disclosure included comments regarding the absence of negative cash flows from the discontinued operations going forward and their impact on the Registrant's future liquidity and capital resources.

18.	Currently your disclosure of the Senior Credit Agreement, Second Amendment to the Second Amended and Restated Term Loan Agreement, Bridge Loan Agreement, Senior Term Loan, Trade Notes Payables, and other original and amended sources of cash cover approximately eight pages of text describing details of agreements, changes to them and other developments. Please revise the beginning of this section to briefly summarize your primary sources of cash, the interest rates charged for them, and the amounts currently drawn down and available under them. Consider including a tabular presentation to clarify the text.

The revisions requested by the Staff have been made. Please see the revised disclosure section "Liquidity Overview", on pages 37 and 38 of Amendment No. 1.

19.	Please refer to the end of the third full paragraph on page 33 and the last paragraph on page 37. Please revise in one location to discuss liquidity on both a long-term (more than 12 months) and a short-term (less than 12 months) basis. Refer to Instruction 5 to Item 303(a) of Regulation S-K.

H. Christopher Owings, Esq.
Securities and Exchange Commission
October 15, 2007

The revisions requested by the Staff have been made. Please see the revised disclosure section "Liquidity Overview", on pages 37 and 38 of Amendment No. 1.

Contractual Obligations, page 41

20.	Please revise your tabular chart to include expected interest payments. If interest payments are based upon variable interest rates, please disclose your assumptions in the notes to the table.

The revisions requested by the Staff have been made. We have disclosed our assumptions regarding interest rates in the notes to the table. Please see page 47 of Amendment No. 1.

Properties, page 55

21.	Expand your disclosures to identify the states and major cities where your stores are located.

The disclosure requested by the Staff has been added. Please see "Properties" on page 62 of Amendment No. 1.

Executive Compensation, page 58

22.	Please revise the reference to “comparable executive positions” in the last full paragraph on page 60 to identify the benchmarking, including the component companies.

The revisions requested by the Staff have been made. Please see page 69 of Amendment No. 1.

23.	Please revise the first full paragraph on page 60 to identify the policies used to determine the bonuses, clarifying whether or not the disclosed percentages are guaranteed.

The revisions requested by the Staff have been made. Please see page 68 of Amendment No. 1.

24.	Please revise the references to “certain goals” and “pre-established targets” on page 61 and where appropriate to identify and explain the specific items of corporate performance that are taken into account in setting compensation policies and making compensation decisions.

H. Christopher Owings, Esq.
Securities and Exchange Commission
October 15, 2007

The revisions requested by the Staff have been made. Please see page 69 of Amendment No. 1.

Certain Relationships and Related Transactions, page 79

25.	Please revise the descriptions of each relationship to clearly identify the related persons, the basis on which the persons are related, the approximate dollar value of the transaction, and the approximate dollar value of the amount of each related person’s interest in the transaction. As a non-exclusive example, we note the sentence “WJ Holding merged with and into Whitehall, with Whitehall surviving.” See Item 404 of Regulation S-K.

The revisions requested by the Staff have been made. Upon further consideration, the Registrant has deleted the statement "WJ Holding merged with and into Whitehall, with Whitehall surviving." Please see page 87 of Amendment No. 1.

26.	Please disclose the amounts and terms associated with fees, costs and other transactions and relationships, whether they have been repaid or are due or accrued. See, for example, the first, second and fourth paragraphs on page 79.

The disclosure requested by the Staff has been added. Please see page 87 of Amendment No. 1. Upon further consideration, the Registrant has deleted the statement "The Company also paid or has accrued certain transaction costs related to the 2006 Merger totaling $3.0 million."

Selling Stockholders, page 84

27.	Please disclose the individual or individuals who exercise the voting and dispositive powers with respect to the securities to be offered for resale by PWJ Lending LLC and Holtzman Opportunity Fund, L.P.

Please see the revised disclosure language on pages 90, 91, 94 and 95 of Amendment No. 1. Clarification is provided regarding the individuals who may be considered to exercise the voting and dispositive powers with respect to the securities to be offered for resale for PWJ Lending LLC. Holtzman Opportunity Fund, L.P. is no longer registering shares in this offering; therefore, the requested disclosure with respect to such entity is no longer applicable. Clarification is also provided regarding the individuals who may be considered to exercise the voting and dispositive powers with respect to PWJ Lending LLC generally.

H. Christopher Owings, Esq.
Securities and Exchange Commission
October 15, 2007

28.	Please revise to describe the nature of any position, office, or other material relationship which each selling shareholder has had within the past three years with the company or any of its predecessors or affiliates. See Item 507 of Regulation S-K. Describe also any continuing relationships with the selling shareholders.

The revisions requested by the Staff have been made. The Registrant has added disclosure with respect to Prentice, as well as PWJ Funding, LLC and PWJ Lending LLC, which are affiliates of Prentice, the Registrant's controlling shareholder. Please see page 94 of Amendment No. 1.

29.	In this regard, please briefly summarize the terms of the transaction(s) in which such stockholder acquired those securities.

The disclosure requested by the Staff has been added. The Registrant has added disclosure with respect to the acquisition of shares of common stock by PWJ Funding, LLC and PWJ Lending LLC, which are affiliates of Prentice, the Registrant's controlling shareholder. The Registrant has also added disclosure with respect to the acquisition of shares of common stock by BTG Investments LLC, an affiliate of Roth Capital Partners, LLC, which acted as placement agent in connection with the Registrant's private placement that closed on July 27, 2007. Please see pages 93, 94 and 96 of Amendment No. 1.

30.	Please disclose whether any of the selling stockholders are registered broker- dealers or affiliates of registered broker-dealers. It appears that at least one selling shareholder, BTG Investments LLC, is an affiliate of a broker-dealer. With respect to any registered broker-dealer, disclose whether such shares were received as compensation for investment banking services. If the securities were not received as such compensation, specifically identify the selling shareholder as an underwriter in the Plan of Distribution.

None of the selling stockholders are broker-dealers. The disclosure requested by the Staff with respect identification of selling stockholders which are affiliates of registered broker-dealers has been added. Please see pages 94-96 of Amendment No. 1.

31.	With respect to any affiliates of registered broker-dealers, disclose, if true, that the securities to be resold were acquired in the ordinary course of business and that, at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If the affiliates’ purchases were not made consistent with

H. Christopher Owings, Esq.
Securities and Exchange Commission
October 15, 2007

these statements, then the prospectus must state that the selling shareholder is an underwriter.

The disclosure requested by the Staff has been added. We have updated the disclosure in the Registration Statement to indicate that seven of the selling stockholders are affiliates of registered broker-dealers. These selling stockholders are (i) BTG Investments LLC, (ii) Capital Ventures International, (iii) Hudson Bay Fund LP, (iv) Hudson Bay Overseas Fund LTD, (v) Millenium Partners, L.P., (vi) Stark Master Fund Ltd. and (vii) Stark Global Opportunities Master Fund Ltd. Please see page 94-96 of Amendment No. 1.

Plan of Distribution, page 88

32.	We note the statement in the last paragraph on page 89 that shares may not be sold in some states absent a registration, qualification, or exemption. Please identify on page 89 and in the forepart of the prospectus the jurisdictions where offers and sales may not occur.

Disclosure has been added in the forepart of the prospectus and in the Plan of Distribution on pages 97-99 of Amendment No. 1 to reflect that the securities being registered in the prospectus may not be offered or sold in Montana and New Hampshire under certain circumstances specified therein.

Consolidated Financial Statements

33.	Please amend your document to include the results of your second quarter ended August 4, 2007.

The revisions requested by the Staff have been made.

Notes to Consolidated Financial Statements, fiscal year end January 31, 2007

Note 3. Basis of Presentation

34.	We note you accounted for the 2006 Merger in accordance with SFAS 141. Please include a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date. Reference is made to paragraph 51(e) of SFAS 141.

The revisions requested by the Staff have been made. In accordance with paragraph 51(e) of SFAS 141, please see Condensed Balance Sheet as of June 8, 2006 (the 2006 merger date) on page F-9 of Amendment No. 1.

H. Christopher Owings, Esq.
Securities and Exchange Commission
October 15, 2007

Note 4. Summary of Significant Accounting Policies, page F-10

Long Lived Assets, page F-11

35.	We note that your policy disclosures with respect to depreciation and useful lives has not changed from previously filed financial statements for the successor notwithstanding the fact that you have assigned a new basis to your fixed assets. Please revise your disclosure to address the impact of the change in basis (i.e. the furniture and fixtures were recorded at fair value and are being amortized over their remaining useful lives which, in some instances, may be shorter than 5 years, if true).

The revisions requested by the Staff have been made. Please see page F-11 of Amendment No. 1.

Advertising and Marketing Expense, page F-11

36.	We note you capitalize direct response advertising. Please explain the period over which you are amortizing the costs.

The disclosure requested by the Staff has been added. The disclosure requested by the Staff has been added disclosing that the direct response advertising costs are amortized over the period of future benefit, which is typically during the month the advertising takes place. Please see Advertising and Marketing Expense on page F- 12 of Amendment No. 1.

Note 7. Impairment of Long Lived Assets and Store Closures, page F-17

37.	We do not understand your presentation of impairment of long lived assets in a manner similar to an allowance in the table that is presented. It is our understanding that an impairment results in a new cost basis at the time the impairment is recognized. Please advise.

The Registrant concurs with the Staff's understanding that an impairment results in a new cost basis at the time the impairment is recognized. Accordingly, we have revised the tabular disclosure on page F-18 of Amendment No. 1.

Note 8 – Discontinued Operations, page F-18

38.	We note that you closed 77 stores during the periods presented. Tell us how you determined that there was no continuing involvement with the stores by virtue of

H. Christopher Owings, Esq.
Securities and Exchange Commission
October 15, 2007

migration of business to the remaining stores that were located in close proximity to the closed stores. See EITF 03-13.

The Registrant has applied EITF 03-13, in analyzing its closing stores for discontinued operations treatment and to determine if there would be any discernable migration of business to the remaining stores that were located in close proximity to the closed stores.

Overall observations by the Registrant's management were that the Registrant is a mid-tier, mall-based jewelry business with average purchases in the $300-$500 range. There is significant competition within each metropolitan area and within the various mall locations where the Registrant operates. Accordingly, there are many other jewelry stores, department stores, discount stores and other places to buy the jewelry the Registrant typically carries. The Registrant had not typically advertised through mass media on a national level and the Registrant's customers are generally not store brand loyal. Therefore, the Registrant's customers were likely to turn to other retailers in the mall or vicinity where the Registrant's stores were closed. In instances, where the Registrant did have another store in the same mall as the closed store, it was under a different store brand name and the customer would not likely even know to go to the Registrant's other store as they were competitors. When analyzing the closing stores, the Registrant categorized and reviewed them in three categories 1) those with no other stores within the metropolitan area, 2) stores where we had other stores in the metropolitan area but not in the same mall and 3) stores where we had other locations in the same mall. Based on the Registrant's analysis and understanding of customers, the Registrant concluded that in all three categories, the Registrant did not expect to generate significant cash flows from any of the closing stores and that the Registrant was not able to quantify with meaningful certainty the amount of revenue migration from the closing stores, if any, that would occur and that it would be unlikely that such direct revenue would be significant (at least 20% of the closed store’s sales revenue).

39.	We note that you include a subtotal for income (loss) from discontinued operations before write downs. Paragraph 43 of SFAS 144 does not provide for this subtotal. Please remove this line from your disclosure and present only the income or (loss) from discontinued operation before taxes and after taxes. We note that the amount of impairment related to discontinued operations is already disclosed in note 7 to your financial statements.

The Registrant concurs that Paragraph 43 of SFAS 144 does not provide for this subtotal for income (loss) from discontinued operations before write downs and has removed this subtotal from the disclosure on page F-19 of Amendment No. 1.

H. Christopher Owings, Esq.
Securities and Exchange Commission
October 15, 2007

Note 10 – Goodwill and Intangible Assets, Net, page F-19

40.	Please disclose when you perform your annual impairment test of goodwill.

The Registrant performs its annual impairment test of goodwill in the fourth quarter, previously disclosed under the heading Goodwill and Other Intangible Assets in Note 3, on page F-12 of Amendment No. 1.

Note 12. Accounts Payable, Trade Notes Payable, Other Accrued Expenses and Other Long-term Liabilities, page F-20

41.	We note from prior disclosure on page F-12 that as of October 1, 2006, the Company terminated its self-insurance policy and changed to a guaranteed cost policy. In-light-of the terminated policy please explain your accrual for losses on self-insurance as of January 31, 2007. If there are pending incidents which involve your self-insurance policy and you expect such incidents might continue and increase, please revise the notes to your financial statements to provide a table showing year end balances of the reserve and additions, subtractions and adjustments made during the year. Conversely, you may provide such information as part of your analysis of reserve accounts included in Schedule II to your financial statements.

The Registrant has included the disclosure regarding the self-insurance allowance in Schedule II / Valuation and Qualifying Accounts on page F-39 of Amendment No. 1.

Note 15. Common Stock, page F-25

42.	We note as a result of the June 2006 Merger, the equity of the Predecessor was cancelled. Please explain what the 10 shares of common stock that remain outstanding as of January 31, 2007 represent.

The 10 shares of common stock that remain outstanding as of January 31, 2007 represent the shares issued to WJ Holdings, Inc. in connection with the Registrant's merger transaction in June 2006. When WJ Acquisition Corp. merged into Whitehall with Whitehall surviving, the 10 shares of WJ Acquisition Corp. owned by WJ Holding Corp. were converted into 10 shares Common Shares of Whitehall. The disclosure on page F-26 of Amendment No. 1 has been amended to include this description.

H. Christopher Owings, Esq.
Securities and Exchange Commission
October 15, 2007

Pro Forma Consolidating Statement of Operations for the year ended January 31, 2007, page F-54

43.	Tell us why you have not included an adjustment to reflect a pro forma increase in amortization expense related to acquired intangible assets as a result of the change of basis in 2006.

The Registrant has updated the pro forma income statement on page F-60 to include the pro forma intangible asset amortization expense, and other adjustments related to the Registrant's merger transaction in June 2006.

Pro forma Condensed Consolidating Balance Sheet, page F-55

44.	Revise to remove the pro forma balance sheet when you update your financial statements through the interim period.

The revision requested by the Staff has been made.

Item 17. Undertakings, page II-7

45.	It is unclear why you discuss a subscription period in the last paragraph on page II-7. Please revise to delete or advise.

The paragraph referencing a subscription period has been removed.

Other

46.	Please file the legal opinion with your next amendment or provide us with a draft. Note that we will require sufficient time to review your opinion and any other remaining exhibits before the registration statement is declared effective.

The Registrant will supplementally provide the Staff with a draft legal opinion.

Form 10Q for the fiscal period ended August 4, 2007

Notes to Consolidated Financial Statements

Note 3. The Merger and 2007 Equity Transactions, page 7

47.	We note in connection with the 2007 Equity Transactions you entered into a Registration Rights Agreement. Please explain the extent, if any, you have evaluated the guidance of EITF 00-19-2 and the probability that you may be

H. Christopher Owings, Esq.
Securities and Exchange Commission
October 15, 2007

required to make a contingent payment if the terms of the Registration Agreement are not upheld.

The Registrant has reviewed the registration rights agreement in light of EITF 00-19-2 and FSP 00-19-b interpretation and concluded that the likelihood of the Registrant having to pay any contingent liabilities under the registration rights agreement was not probable and therefore, any contingent liability did not need to be reflected in the financial statements. The primary basis for the conclusion was that the Registrant felt it had adequate time to file the Form S-1 with the SEC and have the Registration Statement become effective. The Registrant's management was not aware of any issues that would preclude the registration of the shares or any issues going forward with maintaining an effective registration. The Registrant has modified its notes to the financial statements on page F-35 and F-48 to include the maximum amount of consideration that the Registrant could be required to transfer under the registration rights agreement.

H. Christopher Owings, Esq.
Securities and Exchange Commission
October 15, 2007

     We respectfully request your prompt review of Amendment No. 1 to the Registration Statement. If you have any questions or comments or require further information with respect to this submission, please do not hesitate to call me at (212) 756-2053 or Eleazer Klein of this firm at (212) 756-2376.

Very truly yours,

/s/ Alon Harnoy
Alon Harnoy, Esq.

cc:	Peter Michielutti
Whitehall Jewelers Holdings, Inc.
Executive Vice President and Chief Financial Officer

Robert B. Nachwalter
Whitehall Jewelers Holdings, Inc.
Senior Vice President and General Counsel

Michael Yager
Whitehall Jewelers Holdings, Inc.
Vice President and Controller

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP